Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Host Conference Call to Discuss Phase III ACCLAIM Results

Toronto, Ontario (June 26, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), announces that it will host a conference call today (Monday, June 26) at 8:30 a.m. ET, to discuss the results of the ACCLAIM trial of its Celacade™ technology in advanced chronic heart failure.

A press release providing details of the top-line trial results will be issued prior to the conference call. Interested parties are invited to participate in the conference call by connecting 10 minutes prior to the start of the call to one of the following:

Audio Web Cast*	www.vasogen.com
Direct Dial	617-213-8854
Toll-free	1-866-831-6234

A re-broadcast of the conference call may be accessed by:

Audio Web Cast*	www.vasogen.com
Direct Dial	1-888-286-8010 Pin code: 92365502
Windows Media Player required*

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The impact of the Company’s lead product, the Celacade™ technology, on reducing mortality and morbidity in advance heart failure patients was assessed in the recently completed ACCLAIM trial. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and upcoming conference call constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.